AMARC REPORTS 2015 DRILL RESULTS FROM
IKE COPPER-MOLYBDENUM-SILVER DISCOVERY, BRITISH COLUMBIA

592 Metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag

December 9, 2015, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX V: AHR; OTCBB: AXREF) is pleased to announce that results from the 2015 drill program and other completed field surveys, confirm the growing importance of the IKE copper molybdenum silver porphyry discovery and potential of the adjacent district. Thompson Creek Metals Company Inc. (“Thompson Creek”) (NYSE:TC; TSX:TCM) funded the work programs at IKE in 2015, and can earn up to a 50% interest in the project through a staged funding process that includes the completion of a Feasibility Study. IKE is located 45 kilometres northwest of Gold Bridge, in south central British Columbia (“BC”) near the heartland of BC’s producing porphyry copper mines. A new corporate presentation is available on the Amarc website at http://www.amarcresources.com.

Assay results have been received from the nine hole, 5,028 metre, diamond drill program completed at IKE this year. These holes (numbered 15010 through 15018) and the nine holes (14001 through 14009) totaling 5,409 metres completed in 2014, have all intersected varying amounts of chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 metres east west by 1,000 metres north south and extending to depths of over 500 metres. Copper equivalent grades returned over long continuous drill intercepts continue to compare favourably to the range of copper equivalent grades for mineral resources and mineral reserves at active BC porphyry copper (± molybdenum ± gold ± silver) mines. Mineralization encountered by the drilling at IKE remains open to expansion in all lateral directions and to depth.

Assay data from Amarc’s 18 drill holes combined with results from geological, geochemical and geophysical surveys completed outwards from the area drilled indicate the presence of an important porphyry style copper molybdenum silver deposit. The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

Highlights from the 2015 drill program include:

•	124 metres of 0.45% CuEQ[1] @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag

1 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Assay results from all of Amarc’s 2014 and 2015 drill holes are summarized in the table below. In addition, a drill plan, cross sections, maps and further results from the 2014 and 2015 programs are presented in the corporate presentation on the Amarc website at http://www.amarcresources.com.

IKE DISCOVERY
TABLE OF 2014 and 2015 ASSAY RESULTS

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3] (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2	incl incl. incl. incl.	55.0 242.0 242.0 284.6 372.9 404.1 528.0	213.7 489.0 275.0 362.5 395.2 489.0 634.6	158.7 247.0 33.0 77.9 22.3 84.9 106.6	0.37 0.41 0.43 0.43 0.43 0.48 0.28	0.27 0.28 0.35 0.31 0.25 0.30 0.23	0.020 0.030 0.011 0.027 0.045 0.045 0.009	2.5 2.0 4.1 2.0 1.7 1.7 1.9
IK14002	-45	100	551.1	incl. and and	57.3 206.0 206.0 206.0 368.5 521.7	180.1 494.6 440.0 364.0 440.0 551.1	122.8 288.6 234.0 158.0 71.5 29.4	0.41 0.39 0.42 0.44 0.40 0.42	0.32 0.24 0.26 0.26 0.27 0.15	0.017 0.038 0.040 0.046 0.031 0.076	2.5 1.6 1.7 1.7 1.7 0.6
IK14003	-60	180	419.4		10.2 282.0	102.0 365.0	91.8 83.0	0.40 0.19	0.31 0.08	0.020 0.029	2.1 0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.27	0.13	0.036	0.9
IK14005	-60	0	772.7	incl.	32.0 269.4 269.4 602.9	80.0 552.3 463.2 616.1	48.0 282.9 193.8 13.2	0.27 0.43 0.47 0.33	0.23 0.29 0.30 0.29	0.007 0.038 0.046 0.009	1.4 0.7 0.8 0.6
IK14006	-45	90	681.8	incl. and and and incl.	9.0 124.0 124.0 124.0 216.4 381.9 441.9 671.0	75.0 574.3 432.2 207.8 258.0 432.2 490.0 681.8	66.0 450.3 308.2 83.8 41.6 50.4 48.1 10.8	0.25 0.36 0.39 0.42 0.42 0.69 0.44 0.33	0.21 0.24 0.26 0.31 0.30 0.35 0.27 0.28	0.008 0.028 0.032 0.026 0.024 0.088 0.044 0.007	1.3 1.7 1.8 2.2 2.8 1.8 1.8 2.0
IK14007	-60	90	688.5		7.9 139.5 223.0 304.0	24.9 167.0 274.0 411.9	17.0 27.5 51.0 107.9	0.30 0.24 0.22 0.23	0.22 0.06 0.05 0.12	0.020 0.051 0.048 0.030	1.1 0.5 0.5 0.7
IK14008	-45	90	788.8	incl. incl. incl.	135.4 233.0 278.1 287.7 418.7 484.0 605.0	168.0 258.5 567.0 384.3 462.8 564.0 648.0	32.6 25.5 288.9 96.6 44.0 80.0 43.0	0.30 0.33 0.36 0.45 0.38 0.38 0.25	0.24 0.23 0.27 0.32 0.31 0.30 0.20	0.009 0.023 0.022 0.030 0.015 0.018 0.012	2.0 1.5 1.6 2.2 1.8 1.6 1.0
IK14009	-45	270	376.1	incl.	10.5 10.5	200.0 98.0	189.5 87.5	0.23 0.28	0.16 0.20	0.018 0.019	1.1 1.4

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int. [2,3] (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
IK15010	-45	88	615.0	Incl. Incl. and and	207.0 207.0 293.0 293.0 378.0 444.0	417.0 268.0 417.0 358.0 417.0 603.0	210.0 61.0 124.0 65.0 39.0 159.0	0.40 0.40 0.45 0.53 0.41 0.28	0.30 0.31 0.34 0.39 0.32 0.22	0.018 0.016 0.022 0.028 0.016 0.011	2.9 2.9 3.2 3.7 2.9 2.1
IK15011	-45	88	486.3		20.1	60.0	40.0	0.42	0.31	0.023	2.5
IK15012	-45	88	675.0	Incl. Incl. and and	213.0 213.0 301.9 301.9 423.0 549.5	516.0 286.0 516.0 371.3 516.0 558.0	303.0 73.0 214.2 69.4 93.0 8.5	0.34 0.33 0.37 0.45 0.39 0.47	0.25 0.28 0.26 0.32 0.29 0.35	0.018 0.008 0.023 0.028 0.022 0.026	2.1 2.2 2.2 3.0 2.0 3.0
IK15013	-45	88	693.3	Incl. and and and	33.0 75.0 75.0 129.0 435.5	693.3 666.5 99.0 300.5 666.5	660.3 591.5 24.0 171.5 231.0	0.41 0.44 0.42 0.44 0.56	0.28 0.30 0.24 0.32 0.37	0.030 0.032 0.044 0.025 0.045	2.0 2.1 1.9 2.2 2.7
IK15014	-45	88	480.9		249.7	335.2	85.5	0.47	0.33	0.032	2.2
IK15015	-50	268	423.3	Incl.	312.3 312.3	420.3 378.3	108.0 66.0	0.41 0.51	0.15 0.19	0.067 0.085	1.5 1.9
IK15016	-45	88	483.3	Incl.	243.0 285.0	369.3 360.3	126.3 75.3	0.27 0.29	0.14 0.17	0.031 0.029	1.5 1.7
IK15017	-45	88	441.3	Incl.	15.0 201.0 240.0	75.0 355.7 355.7	60.0 154.7 115.7	0.29 0.30 0.33	0.26 0.17 0.18	0.005 0.031 0.039	1.6 1.1 1.2
IK15018	-45	88	441.3	Incl. and Incl. and	138.0 201.0 216.0 216.0 471.3 471.3 651.3	159.0 312.4 288.3 243.3 730.5 540.3 730.5	21.0 111.4 72.3 27.3 259.2 69.0 79.2	0.33 0.36 0.43 0.51 0.25 0.33 0.29	0.25 0.30 0.35 0.42 0.20 0.25 0.23	0.016 0.010 0.013 0.015 0.010 0.017 0.012	1.5 2.3 2.5 2.6 1.3 1.8 1.5

1 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2 Widths reported are drill widths, such that the true thicknesses are unknown.
3 All assay intervals represent length weighted averages.

Amarc and Thompson Creek are currently planning a 2016 field program to advance the IKE discovery and district. It is anticipated that Thompson Creek will contribute $3 million to fund the 2016 program under the recently announced funding agreement, which is subject to the completion and execution of a Definitive Agreement expected in December 2015 (see below and Amarc’s news release dated September 3, 2015). Amarc has a current working capital position of $1.2 million.

Ron Thiessen, CEO of Amarc: “We believe IKE continues to emerge as one of our country’s most important new mineral developments. Amarc and Thompson Creek hold a common view of the potential of the IKE property, and a shared commitment to efficiently advance it in a manner that balances technical, environmental and social considerations.”

Robert Dickinson, Chairman of Amarc: “HDI companies have a long history of discovering and developing porphyry copper deposits in BC that have gone on to generate decades of wealth and opportunity for British Columbians. We are excited to have found a project with the potential of IKE and to be working with the Thompson Creek team to progress IKE and move it up the value creation curve. ”

Jacques Perron, President & CEO of Thompson Creek: “We see the developing potential of the IKE Project and are pleased to be in partnership with Amarc and the HDI team, which has an excellent track record for discovering and developing projects in BC. We also believe IKE can achieve the standards for environmentally sound and socially responsible development that are the hallmark of Thompson Creek projects, and we look forward to working with our partners at Amarc and the broader community to achieve those goals.”

About the IKE Project

The IKE discovery is located 45 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne in an area of wide U shaped valleys bounded by ridges within the Coast Range. Amarc’s 2014 and 2015 core drilling programs were conducted in areas located above tree line within two adjoining large and barren cirques. The district surrounding the IKE discovery has long been explored for its numerous showings of copper, molybdenum, gold and silver mineralization. Although current access to the property is by helicopter, there is significant infrastructure in the region. Mainline logging roads, which lead east to Gold Bridge are located 20 kilometres to the south of IKE. Access to power, railways and highways is available in the area of Gold Bridge and the nearby towns of Lillooet and Pemberton.

Like many major porphyry deposits, IKE formed in a very active, multi stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America. The footprint of the hydrothermal system at IKE is over six square kilometres. The 18 core holes (10,428 metres) completed by Amarc in 2014 and 2015 have all intersected long intervals of chalcopyrite and molybdenite mineralization over an increasingly broad area, that now measures 1,200 metres east west by 1,000 metres north south and extends to depths of over 500 metres. Mineralization encountered by the drilling at IKE still remains open to expansion in all lateral directions and to depth.

At IKE, chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good grade copper and molybdenum concentrates by standard flotation processing.

Field exploration conducted by Amarc, in addition to the 2014 and 2015 drilling programs, includes a detailed ground induced polarization survey over IKE as well as a district wide high resolution airborne magnetic survey, and geological mapping with copper and multi element in talus fines geochemical surveys over prioritized target areas. Collectively, these survey results indicate exciting potential for a number of deposit scale targets beyond the immediate area of the current IKE discovery drilling. Exploration results from Amarc’s surveys and historical programs by previous operators throughout the district, combined with the common tendency of porphyry deposits to form clusters lead the Company to believe a number of targets identified near to IKE have potential to host additional bulk tonnage porphyry copper mineralization. In addition to the main IKE mineral property, Amarc has acquired interests in extensive adjacent mineral tenures over the IKE district.

Amarc is committed to working constructively with governments and stakeholders towards the responsible development of the IKE project, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. The Company is working hard to support government’s consultation duties to assist with timely and fair decision making. Amarc is committed to meaningful and constructive engagement with First Nation communities and remains open to the comprehensive and progressive agreements it has proposed at the early discovery stage of project development.

About the Thompson Creek Earn-In Funding Agreement

As announced on September 3, 2015, Amarc has entered into an agreement (the “Agreement”) with Thompson Creek pursuant to which Thompson Creek may acquire, through a staged funding process a 30% ownership interest in the IKE porphyry copper molybdenum silver deposit and the surrounding district (the “IKE Project” or the “Project”). Thompson Creek also has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures on the property before December 31, 2019, of which $3 million for 2015 has been funded. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. Amarc will remain as operator during the Stage 1 earn in period.

When the Stage 1 Option is fully exercised, Thompson Creek will have a one time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study must be completed within a two year period, which can be extended to three years under certain circumstances. While completing the Feasibility Study work Thompson Creek is also required to meet all other expenditures necessary to maintain and advance the Project. Thompson Creek will become operator upon initiation of the Stage 2 Option period. When the earn in period is completed the parties will form a joint venture to further develop the IKE Project provided that Thompson Creek earns a minimum 10% interest. Amarc will remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc will retain a co expenditure right whereby it can fund additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods.

The Agreement is subject to the completion and execution of a Definitive Agreement expected in December 2015. If a Definitive Agreement is not completed Amarc will repay Thompson Creek’s 2015 expenditures with interest thereon within two years.

Mineral Property Acquisition Agreements for IKE Project

The material terms of the three mineral property acquisition agreements relating to the IKE and district properties are set out below. All royalties held by the respective vendors referenced have been capped or can be purchased by Amarc (in either case in the $250,000 to $4 million range).

(a)	IKE Property Agreement

Amarc has acquired a 100% ownership interest in the IKE property by making cash payments totaling $205,000, issuing 300,000 shares and by incurring approximately $1,860,000 in exploration expenditures before November 30, 2015. The underlying owners retain a purchasable 2% Net Smelter Returns (“NSR”) royalty. There is also a capped and purchasable 1% NSR royalty to a former operator.

(b)	Granite Property Agreement

The Company purchased a 100% interest in the Granite property from Great Quest Fertilizers Ltd. ("Great Quest") by making staged cash payments totaling $400,000 before November 30, 2014. Great Quest holds a purchasable 2% NSR royalty on the property. A former underlying owner also retains a purchasable 2.5% NSR royalty on a portion of the property.

(c)	Galore Property Agreement

Amarc can acquire a 70% interest in the Galore property by making staged payments, half of which can be paid in shares, of up to $450,000 before December 31, 2018, and by completing $5 million in exploration expenditures, $2 million of which may be satisfied by way of recordable assessment credits not recorded directly on that property, before December 31, 2020. The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a capped and purchasable 1.5% NSR royalty and a capped and purchasable 10% net profits interest royalty.

For more complete details on these agreements, please see the Company’s filings at www.sedar.com and www.sec.gov.

About Amarc Resources Ltd.

Amarc is a British Columbia based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major porphyry copper molybdenum discovery near the heartland of BC’s copper mining industry with proximity to mining infrastructure, power, rail and highways.

Amarc is associated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources, such as Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and Pebble. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

About Thompson Creeks Metals Company Inc.

Thompson Creek is a North American mining company. The Company’s principal operating property is its 100% owned Mount Milligan mine, an open pit copper and gold mine and concentrator in British Columbia. The Company’s molybdenum assets consist of the 100% owned Thompson Creek Mine, an open pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open pit molybdenum mine, concentrator and roaster in British Columbia, and its Langeloth Metallurgical Facility in Pennsylvania. The Company’s development project is the Berg property, a copper, molybdenum, and silver exploration property located in British Columbia. The Company’s principal executive office is located in Denver, Colorado. More information is available at www.thompsoncreekmetals.com.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

Quality Control/Quality Assurance Program

All drill core was logged, photographed and cut in half with a diamond saw. Half core samples were sent to Activation Laboratories Ltd (“Actlabs”) in Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, one standard, and one in-line replicate were inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch and then checked to ensure proper QAQC. Inter-laboratory duplicates were submitted for each group of 20 samples from drill holes IK15010, IK15011 and IK15013 and then also checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website or contact Investor Services at (604) 684 6365 or within North America at 1 800 667 2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Assumptions used by the Company to develop forward looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20 F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.